UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy Partners LP Holdings, LLC 36-4767730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%[1]
14	TYPE OF REPORTING PERSON OO - limited liability company

[1]	The percentages relating to common units reported herein are based on 57,104,348 common units outstanding as of August 1, 2016, as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 9, 2016.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 3 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 16411Q101	Page 4 of 5

Explanatory Note

This Amendment No. 9 to Schedule 13D amends and supplements the information set forth in Amendment No. 8 to Schedule 13D filed by Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc. with the United States Securities and Exchange Commission on May 16, 2016 (“Amendment No. 8”), which amended and restated in its entirety the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 2009, as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on October 3, 2011, as amended and restated in its entirety by Amendment No. 3 to Schedule 13D filed on June 21, 2012, as amended and restated in its entirety by Amendment No. 4 to Schedule 13D filed on August 9, 2012, as amended and restated in its entirety by Amendment No. 5 to Schedule 13D filed on July 31, 2013, as amended and restated in its entirety by Amendment No. 6 to Schedule 13D filed on December 17, 2013, as amended by Amendment No. 7 to Schedule 13D filed on December 20, 2013.

Except as set forth herein, this Amendment No. 9 does not modify any of the information previously reported in Amendment No. 8. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 8.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the Common Units for investment and strategic purposes.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers. In addition, the Reporting Persons may, in one or more transactions, seek to consolidate assets held by the Reporting Persons and their affiliates, including the assets owned by the Issuer. However, pursuant to its limited liability company agreement, CQP Holdings is prohibited from selling any of the Issuer’s securities that it owns (except with the consent of Cheniere Energy and holders of a majority of its outstanding common shares).

As part of the Reporting Persons’ ongoing evaluation of this investment and investment alternatives, including the consolidation or acquisition of assets, the Reporting Persons may, from time to time, formulate plans or proposals with respect to such matters, and hold discussions with or make formal proposals to the board of directors of the general partner of the Issuer, other holders of Common Units or other third parties regarding such matters.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

August 12, 2016

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title: Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Senior Vice President and Chief Financial Officer